Exhibit 99.6

Nordic American Offshore Ltd. Announces Agreement with Lenders, Acquisition of Additional Vessels for Consideration in Common Shares, and Equity Line of Credit

Hamilton, Bermuda—April 8, 2019—Nordic American Offshore Ltd. (the "Company" or "NAO") announced today that it has reached agreement with the lenders under the Company's $150 million  Revolving Credit Facility, dated March 16, 2015 (the "Credit Facility") pursuant to which the lenders have agreed, upon satisfaction of certain conditions precedent by the Company, to the extension of waivers up until January 31, 2020.

The Company has also announced that the lenders have committed, upon satisfaction of certain conditions precedent by the Company, to a new $ 132.9 million term loan facility with maturity of December 6, 2023 to refinance the Credit Facility, which has an outstanding balance of $132.9 million as of the date of this press release.

As part of the above agreements, the Company will acquire thirteen vessels from Scorpio Offshore Holdings Inc. for consideration in common shares worth approximately $22.6 million in aggregate.

Additionally, the Company has announced that it has entered into a common stock purchase agreement (the "Equity Line of Credit") with two affiliated entities which are accredited investors. The Equity Line of Credit provides for $ 20 million to be available on demand to the Company in exchange for common shares priced at 0.94 multiplied by the then-prevailing 30-day trailing VWAP. Clarksons Platou AS acted as advisor in this transaction.

Emanuele A. Lauro, Chairman and Chief Executive Officer, commented "Today marks a new beginning for Nordic American Offshore.   With the shared commitment of our lenders and major shareholders, we are taking substantial action to reduce our overall leverage and provide visibility into our liquidity and our debt profile.   As a result, the Company gains much-needed financial and operational flexibility at a time when the offshore market is showing incipient signs of improvement.   In May we will have our entire 10 vessel PSV fleet operating and employed at rates significantly higher than those which prevailed one year ago.   In the coming months we will be taking additional steps to improve our efficiency and deliver value to our shareholders, many of whom so patiently supported the Company through the recent months."

About Nordic American Offshore Ltd.

NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 modern harsh environment offshore supply vessels built with the latest technology available. From its operating offices in Norway and elsewhere, NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally. Additional information about the Company is available on the Company's website at www.nao.bm.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact Information:

Nordic American Offshore Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)

Web-site: www.nao.bm